0601545

RECEIVED

2006 MAR 10 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

6.03.2006

82-4270

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Statement of material fact dated February 28, 2006: Information on accrued and (or) paid income from the issuer's securities. Information on the dates when the issuer has to fulfill its obligations

2. Press release dated February 20, 2006: MMC Norilsk Nickel shareholders approved the reduction of the charter capital

3. Statement of material fact dated February 20, 2006: Information on decisions passed by General Meetings of shareholders

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED

MAR 10 2006

THOMSON FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

3/10

STATEMENT OF MATERIAL FACT:
INFORMATION ON ACCRUED AND (OR) PAID INCOME FROM THE ISSUER'S SECURITIES
INFORMATION ON THE DATES WHEN THE ISSUER HAS TO FULFILL ITS OBLIGATIONS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*
1.9. Code(s) of material fact (s)	*0640155F28022006; 0940155F28022006*

2. Subject matter of the information ***(0640155F28022006)***

2.1 Type, category, series and other identifying attributes of the securities: ***ordinary non-documentary registered shares***

2.2 State registration number of the securities' issue (additional issue) and the date of this state registration:

State registration number 1-04-40155-F; registration date 10.01.2001

State registration number 1-05-40155-F; registration date 23.05.2001

2.3 Name of the state registration body: ***the Russian Federal Commission on Securities***

2.4 The Issuer's governing body which has passed the resolution on dividend payment (declaring): ***extraordinary general meeting of shareholders***

2.5. Date of the resolution on dividend payment (declaring): ***December 30, 2005***

2.6 Date of the Protocol of the shareholders' meeting when the resolution on dividend payment (declaring) was passed: ***January 12, 2006***

2.7 Total sum of dividends upon the Issuer's shares of a certain category (type) and dividend per one share of a certain category (type):

Total sum of interim dividends on the Issuer's ordinary shares for 9 months of 2005 – RUB 8 661 368 740;*
Dividend per one ordinary share (for 9 months of 2005) – RUB 43
*- dividends shall not be paid on 12 478 704 shares purchased by the Issuer

2.8 Form of dividends payment (cash or other assets): ***cash***
2.9 Date of income (dividend) payment or the last day of the period within which the income (dividends) should be paid: ***final date of dividends payment – February 28, 2006.***
2.10 Total sum of dividends to be paid upon the Issuer's shares: ***total sum of interim dividends for 9 months of 2005 amounts to RUB 8 627 422 777.0***

2. Subject matter of the information ***(0940155F28022006)***

2.1 Type, category, series and other identifying attributes of the securities: ***ordinary non-documentary registered shares***
2.2 State registration number of the securities' issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001
State registration number 1-05-40155-F; registration date 23.05.2001

2.3. The content of the Issuer's obligation, and with regard to a monitory liability or any other liability which can be expressed in the monitory form, - the amount of such liability: ***payment of dividends on the shares of MMC Norilsk Nickel for 9 months of 2005; cash payment per share amounts to RUB 43; total sum of payable dividends is RUB 8 661 368 740***

2.4. Deadline for fulfilling the Issuer's obligation or, if this obligation is to be executed by the Issuer within a fixed term (period of time) – the closing date of this term (period of time): ***The final date for dividends payment: February 28, 2006***

2.5. The fact of fulfillment or non-fulfillment (default) of the Issuer's obligation: ***dividends have been paid to all shareholders of record of MMC Norilsk Nickel as of November 11, 2005 (the date of closing the list of eligible shareholders), with the following exceptions: when nominal holders have failed to present necessary information on shareholders; when shareholders have failed to confirm the powers of their representatives; when shareholders have provided incorrect postal or bank details necessary for the transfer of dividends***

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нм of 25.01.2006)

February 28, 2006

NORILSK NICKEL

20.02.2006

MMC Norilsk Nickel shareholders approved the reduction of the charter capital

On February 17, 2006 MMC Norilsk Nickel ("the Company") held an Extraordinary General Meeting of shareholders ("EGM"). Pursuant to the decision of the Board of Directors dated December 16, 2006 the agenda of the EGM was as follows:

- Decrease in the MMC Norilsk Nickel's charter capital through the redemption of shares that were purchased and bought-back by the Company;
- Amendments to the Charter of MMC Norilsk Nickel;
- Amendments to the Regulations on the Board of Directors of MMC Norilsk Nickel.

The shareholders voted for on all items of the agenda in accordance with the recommendations of the Board of Directors. Thus the charter capital of MMC Norilsk Nickel is to be decreased by 23 278 137 shares and reach 190 627 747 ordinary shares with nominal value of 1 Rouble per share.

The Company's charter capital is to be reduced by 23 278 137 shares through the redemption of:

- 12 478 704 shares that had been purchased by the Company in December, 2004 - February, 2005 pursuant to the Board of Directors' decision of December 2, 2004; and
- 10 799 433 shares that had been bought back by MMC Norilsk Nickel following the reorganization of the Company in the form of spin-off in November – December, 2005.

For further information please contact:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 755 67 33
E-mail: usanovda@nornik.ru

STATEMENT OF MATERIAL FACT: INFORMATION ON DECISIONS PASSED BY GENERAL MEETINGS OF SHAREHOLDERS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*

1.9. Code(s) of material fact (s)	*1040155F20022006*

2. Subject matter of the information *(1040155F20022006)*

2.1. Type of the general meeting (annual or extraordinary): ***extraordinary***

2.2. Format of the general meeting: ***absentee voting***

2.3. Date and venue of the general meeting: ***February 17, 2006; mail address for completed voting ballots: 121108 Moscow PB 82, ZAO National Registry Company.***

2.3. Quorum at the general meeting: ***total number of shares held by the shareholders who took part in the meeting is 161 787 598 (the meeting is quorate).***

2.4. Issues put to vote and vote results:

1. Decrease in the MMC Norilsk Nickel's charter capital through the redemption of shares that were purchased and bought-back by the Company.

«FOR» - 129 022 289

«AGAINST» - 26 638

«ABSTAINED» - 82 601

Resolution passed.

2. Amendments to the Charter of MMC Norilsk Nickel.

«FOR» - 128 586 285

«AGAINST» - 240 147

«ABSTAINED» - 282 197

Resolution passed.

3. Amendments to the Regulations on the Board of Directors of MMC Norilsk Nickel.

«FOR» - 128 568 755

«AGAINST» - 238 390

«ABSTAINED» - 299 424

Resolution passed.

2.5. Decisions passed by the EGM are worded as follows:

"1. To diminish the charter capital of MMC Norilsk Nickel by RUB 23 278 137 through the redemption of 10 799 433 ordinary shares with par value of 1 Rouble that were bought back from the shareholders in connection with the reorganization approved by the EGM of MMC Norilsk Nickel on September 30, 2005, as well as through the redemption of 12 478 704 ordinary shares with par value of 1 Rouble that were purchased by the Company pursuant to the Board of Directors' decision of December 2, 2004.

2. To approve the amendments to the charter of MMC Norilsk Nickel as per Annex 1.

3. To approve the amendments to the Regulations on the Board of Directors of MMC Norilsk Nickel as per Annex 2. "

Representative of MMC Norilsk Nickel *Morozov D.S.*
(Power of Attorney No. ГМК-115/26-нм of 22.12.2005)

February 20, 2006